UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 20, 2016

MIMECAST LIMITED

CityPoint, One Ropemaker Street, Moorgate

London EC2Y 9AW

United Kingdom

Tel: +44 0207 847 8700

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Annual General Meeting Results

On October 19, 2016, Mimecast Limited, a company organized under the laws of the Bailiwick of Jersey, the Channel Islands (the “Company”), held its annual general meeting (“AGM”) of shareholders. At the AGM, the matters on which the shareholders voted, in person or by proxy were to:

1.	receive the Company’s accounts for the year ended March 31, 2016 together with the directors’ report and the auditors’ report on those accounts;

2.	re-elect Norman Fiore as a Class I director of the Company;

3.	re-elect Bernard Dallé as a Class I director of the Company;

4.	ratify the appointment by the directors of the Company of Ernst & Young LLP as auditors of the Company for the period up to the conclusion of the meeting;

5.	re-appoint Ernst & Young LLP as auditors of the Company to hold office from the conclusion of the meeting until the conclusion of the annual general meeting of the Company to be held in 2017; and

6.	authorise the board to determine the remuneration of the auditors.

The shareholders received the Company’s accounts for the year ended March 31, 2016 together with the directors’ report and the auditors’ report on those accounts, Messrs. Fiore and Dallé were re-elected, the shareholders ratified the appointment by the directors of the Company of Ernst & Young LLP as auditors of the Company for the period up to the conclusion of the meeting, the shareholders re-appointed Ernst & Young LLP as auditors of the Company to hold office from the conclusion of the meeting until the conclusion of the annual general meeting of the Company to be held in 2017, and the shareholders authorised the board to determine the remuneration of the auditors. The results of the voting were as follows:

Receipt of Company’s Accounts

Votes For	Votes Against	Votes Withheld
29,579,939	316	70,132

Election of Directors:

Director	Votes For	Votes Against	Votes Withheld
Norman Fiore	29,579,845	316	70,226
Bernard Dallé	29,506,051	74,040	70,296

Ratification of Appointment of Ernst & Young LLP:

Votes For	Votes Against	Votes Withheld
29,601,077	100	49,210

Re-appointment of Ernst & Young LLP:

Votes For	Votes Against	Votes Withheld
29,601,044	133	49,210

Authorisation to Determine Remuneration of Auditors:

Votes For	Votes Against	Votes Withheld
29,616,372	201	33,814

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The information in this 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIMECAST LIMITED

Date: October 20, 2016	By:	/s/ Robert Nault
Robert Nault General Counsel